Exhibit 99.1

Swvl Announces $13 Million Strategic Investment Round Priced At-The-Market Under Nasdaq Rules led by the Sawiris Family and Coefficient LP to Anchor Its Next Phase of Growth and U.S. Expansion

DUBAI, UAE and HOUSTON, TX — August 25th, 2026 — Swvl Holdings Corp (Nasdaq: SWVL) (“Swvl” or the “Company”), a leading provider of technology-driven mobility solutions for enterprises and governments, today announced that it has entered into a definitive securities purchase agreement for a $13 million private placement (the “PIPE”) led by Coefficient LP (“Coefficient”), a U.S. investment firm headquartered in Houston, Texas, which is backed by the Sawiris family of Cairo, Egypt. Coefficient has agreed to invest $10 million in the PIPE offering. Upon closing, Coefficient will become Swvl’s largest institutional shareholder. The round also includes a $3 million investment from an existing shareholder of Swvl that is deepening its position. In connection with the investment, Abdalla Ali, Founder and Managing Partner of Coefficient, will join Swvl’s Board of Directors.

Under the terms of the agreement, Swvl will issue 8,990,317 Class A shares at a purchase price of $1.446 per share. The transaction is expected to close on August 27, 2026, subject to customary closing conditions.

The investment comes on the back of accelerating performance: in the first quarter of 2026, Swvl grew revenue compared to the first quarter of 2025 to 68% year-over-year to $8.2 million, with Gulf Cooperation Council (GCC) revenue up 111%, recurring revenue at 88% of total, net dollar retention of 114%, dollar-pegged revenue rising to 44% of total, and operating expenses falling to 23% of revenue as the Company approaches operating breakeven.

Swvl intends to use the net proceeds from the offering to accelerate Swvl’s expansion in the United States; to kickstart its lending offering for the transport operators and partners in its network; and to strengthen the balance sheet to support the Company’s growing pipeline of multi-year enterprise and government contracts.

“We view this investment as powering Swvl’s next chapter, cutting the ribbon on the U.S. market as we have just started our U.S. operations,” said Mostafa Kandil, Founder and Chief Executive Officer of Swvl. “We believe that our results demonstrate that Swvl’s enterprise-first model can scale profitably, with revenue growing 68% in the first quarter of 2026 while operating expenses remained at just 23% of revenue. With this investment, we have partners with deep roots in the United States and across our existing markets, and with Abdalla joining our board, we believe that we have the capital, the alignment and the reach to bring Swvl’s platform to its largest market yet.”

“Our family has always backed builders — founders creating businesses that compound for decades aligns with our investment thesis,” said Onsi Sawiris. “Mostafa and his team have built a disciplined technology operator serving enterprises and governments across seven countries, and the business model and anticipated expansion provide a promising foundation for the company’s future. We are proud to stand behind a founder building a global company, and we are investing for the long term.”

“AI is transforming how the world’s systems move information. But mass transportation, the system that moves people, has lagged behind in most cities around the world. Mobilizing humanity — to work, to school, to healthcare, to opportunity — remains one of the last major operations still run manually,” said Abdalla Ali, Founder and Managing Partner of Coefficient. “Swvl turns moving people into intelligent, managed infrastructure. It does this not by adding fleets or concrete, but with AI and orchestration that make existing capacity smarter, built on technology, operational expertise, and execution discipline proven with enterprises and governments across continents. And behind the platform is Mostafa, a founder whose journey speaks for itself. We are proud to support Swvl’s next phase of growth, and I look forward to working alongside the board as the company builds its American business and widens the reach of its mission: mobilizing people, intelligently.”

The securities described above are being offered in a private placement under Section 4(a)(2) of the Securities Act of 1933, as amended (the “Securities Act”), and/or Regulation D promulgated thereunder and have not been registered under the Securities Act, or applicable state securities laws. Accordingly, the securities may not be offered or sold in the United States except pursuant to an effective registration statement or an applicable exemption from the registration requirements of the Securities Act and such applicable state securities laws. Pursuant to a registration rights agreement with Coefficient, the Company has agreed to file a resale registration statement covering the securities described above.

This press release shall not constitute an offer to sell or a solicitation of an offer to buy these securities, nor shall there be any sale of these securities in any state or other jurisdiction in which such offer, solicitation or sale would be unlawful prior to the registration or qualification under the securities laws of any such state or other jurisdiction.

About Swvl

Swvl Holdings Corp (Nasdaq: SWVL) is a leading provider of technology-driven mobility solutions for enterprises and governments. Its platform leverages real-time data, adaptive networks, and advanced technology to deliver safer, more reliable, and sustainable transportation solutions. Swvl serves corporate clients, government institutions, schools, and healthcare providers across Egypt, the Kingdom of Saudi Arabia, the UAE, Kuwait, Qatar, the United Kingdom, and the United States.

About Coefficient

Coefficient LP is a U.S.-based investment firm that blends institutional rigor with entrepreneurial agility. The firm invests in and incubates founder-led companies at inflection points and concentrates capital where structural change creates durable opportunity. The firm invests across sectors with a focus on decarbonization and the energy transition, and is headquartered in Houston, Texas.

Forward-Looking Statements

This press release contains “forward-looking statements” within the meaning of applicable securities laws. Forward-looking statements generally are accompanied by words such as “believe,” “may,” “will,” “estimate,” “continue,” “anticipate,” “intend,” “expect,” “should,” “would,” “plan,” “predict,” “potential,” “seem,” “seek,” “future,” “outlook,” and similar expressions that predict or indicate future events or trends or that are not statements of historical matters. These forward-looking statements include, but are not limited to, statements regarding the expected closing of the private placement, the anticipated use of proceeds, Swvl’s expansion in the United States and other markets, expected operating leverage and profitability, the belief that Swvl has the capital, the alignment and the reach to bring its platform to its largest market yet, and the expected filing of a resale registration statement. Forward-looking statements are generally accompanied by words such as “believe,” “may,” “will,” “estimate,” “continue,” “anticipate,” “intend,” “expect,” “should,” “would,” “plan,” “predict,” “potential,” “seem,” “seek,” “future,” “outlook” and similar expressions. These statements are based on the current expectations of Swvl’s management and are not predictions of actual performance, and actual results may differ materially for a variety of reasons, including those described from time to time in Swvl’s filings with the U.S. Securities and Exchange Commission, including its Annual Report on Form 20-F. Swvl undertakes no obligation to update any forward-looking statements, except as required by law.

Contacts

Swvl Investor Relations: ir@swvl.com

Coefficient Investor Relations: inquiries@co-lp.com